Mail Room 4561

March 8, 2007

Lawrence D. Bain
President and Chief Executive Officer
Prolink Holdings Corp.
410 South Benson Lane
Chandler, Arizona 85224

> **Re:** **Prolink Holdings Corp.**
> **Registration Statements on Form SB-2**
> **Filed on February 9, 2007**
> **File Nos. 333-140547 and 333-140582**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005, as amended**
> **Forms 10-QSB for the periods ended April 1, July 1 and September 30, 2006**
> **File No. 0-25007**

Dear Mr. Bain:

We have limited our review of the above-referenced filings of Prolink Holdings Corp. to the disclosure items identified below and have the following comments. Note that comments 1 through 10 apply to both registration statements. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your filings to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

2. Please be advised that we are processing your request for confidential treatment and will respond to your request under separate cover. Please note that comments relating to the confidential treatment request must be resolved prior to seeking effectiveness of the above-cited registration statements.

Cover Page

3. On the cover page of each of the above referenced filings, please ensure that you refer to the concurrent resale of up to 5,449,004 shares of common stock in the case of file no. 333-140547, and to the resale of up to 13,283,248 shares in the case of file no. 333-140582. Risk factor disclosure should be provided regarding the overhang.

Summary

Company History

4. Please revise the summary section to more clearly explain the company history. For example, the paragraph that begins "For purposes of the discussion contained in this section" is somewhat confusing inasmuch as you indicate that "Prolink" when used alone refers to ProLink Solutions, LLC, your operating subsidiary. Yet the next paragraph begins by discussing ProLink's formation in 2004, prior to the existence of ProLink Holdings Corp., thereby making it your predecessor. Consider using descriptive designations such as ProLink, Inc., ProLink Solutions LLC (predessor) and ProLink Solutions LLC (subsidiary) or some other designations to facilitate understanding of your company history.

Selling Stockholders

5. For each of the selling stockholders that is not a natural person, please identify the natural person or persons who have voting or investment control. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

6. To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Recent Sales of Unregistered Securities

7. For each transaction, please identify the exemption from registration relied upon and the

facts that make such exemption available. Please ensure that your disclosure encompasses all unregistered issuances for the requisite period. See Item 701 of Regulation S-B.

Undertakings

8. It appears that you have included the Item 512(a)(4) undertaking, which relates to a primary offering while both of the pending registration statements relate to secondary offerings. Please remove this undertaking.

9. Please include the undertaking required by Item 512(g)(1) or (2), as applicable. Note that Item 512(g)(1) relates to issuers relying on Rule 430B and 512(g)(2) relates to issuers relying on Rule 430C.

Signatures

10. Pursuant to Instruction 1 regarding signatures to the Form SB-2, please identify the person signing in the capacity of controller or principal accounting officer.

Form 10-KSB for the fiscal year ended December 31, 2005

Forms 10-QSB for the quarters ended April 1, July 1, September 30, 2006

Controls and Procedures

11. You state in the Form 10-KSB that your disclosure controls and procedures "failed to detect and/or disclose that warrants to purchase a significant portion of the Company were issued and outstanding prior to October 1, 2005." You also state that the Company "intends to take steps to cure this weakness and to provide additional controls, including adding additional personnel to its accounting team, including a controller…." We note that in the April 1, 2006 Form 10-QSB and in all subsequent quarterly reports you state that your disclosure controls and procedures are effective. Please explain what measures were taken to correct the weakness first identified in the Form 10-KSB and when those measures were taken. Describe the costs associated with those changes, to the extent material. In this regard, we note that neither the Form 10-KSB nor any of the quarterly reports describes changes made to your internal control over financial reporting that materially affected or were reasonably likely to materially affect your internal control over financial reporting.

12. We note your statements in all of the above-cited quarterly reports indicating that your disclosure controls and procedures were "effective to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Quarterly Report on Form 10-QSB was being prepared." This language does not conform to the definition

of disclosure controls and procedures as outlined in Exchange Act Rules 13a-15(e) and 15d-15(e), which paragraphs you cite in your disclosure. Please provide us with a representation that your disclosure controls and procedures were effective consistent with the full definition outlined in Exchange Act Rules 13a-15(e) and 15d-15(e) and confirm that you will conform your disclosure in future filings.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 212-983-3115
        Kenneth Koch, Esq.
        Todd Mason, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, PC